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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 16)*

GenCorp Inc.
(Name of Issuer)
Common Stock, $ .10 par value
(Title of Class of Securities)
368682 10 0
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	CUSIP No. 368682 10 0

SCHEDULE 13G

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
GenCorp Retirement Savings Plan IRS Employee Identification No. 25-6321453

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Ohio

	5	SOLE VOTING POWER:

NUMBER OF		None

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,152,902

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH:	8	SHARED DISPOSITIVE POWER:

None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,152,902

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

5.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

EP

SCHEDULE 13G

Item 1.
	(a)	Name of Issuer:
GenCorp Inc.

	(b)	Address of Issuer’s Principal Executive Offices:
Highway 50 & Aerojet Road
Rancho Cordova, California 95742

Mailing Address:
P.O. Box 537012
Sacramento, California 95853-7012

Item 2
	(a)	Name of Person Filing:
GenCorp Retirement Savings Plan

	(b)	Address of Principal Business Office:
P. O. Box 537012
Sacramento, California 95853-7012

	(c)	Citizenship:
Ohio

	(d)	Title of Class of Securities:
Common Stock, $ .10 par value

	(e)	CUSIP Number:
368682 10 0

Item 3.		If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b), check whether the person filing is a:

		(a) ☐	Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o)

		(b) ☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)

		(c) ☐	Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)

		(d) ☐	Investment Company registered under Section 8 of the Investment Company Act (15 U.S.C. 80a-8)

		(e) ☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E)

		(f) ☑	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F)

	(g) ☐	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G)

	(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

	(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

	(j) ☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J)

Item 4.	Ownership:

	(a)	Amount Beneficially Owned:
3,152,902

	(b)	Percent of Class:
5.6%

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: None

(ii) Shared power to vote or to direct the vote: 3,152,902

(iii) sole power to dispose or to direct the disposition of:
None. All such power is held by Fidelity Management Trust Company (the “Trustee” of the plan).

(iv) shared power to dispose or to direct the disposition of: None. All such power is held by the Trustee of the Plan.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

The Plan is a voluntary savings plan for eligible employees of GenCorp Inc. and certain of its subsidiaries. Employees who elect to participate in the Plan may select one or more of twenty investment options for the contributions, one such option being a fund investing solely in GenCorp shares. All matching company contributions are initially allocated to the GenCorp stock fund. Under the terms of the Plan, the Trustee receives dividends on shares held in the fund and is required to invest and reinvest the principal and income of the fund in GenCorp shares. Participating employees ultimately receive such benefits as result from the performance of the fund upon their election to take a distribution of their allocated shares from the fund.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

The Trustee and employees of GenCorp Inc. who participate in the Plan.

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.
Signature:
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 12, 2007

By:	/s/ Mark A. Whitney Mark A. Whitney
Secretary of GenCorp Inc.
on behalf of
The GenCorp Retirement Savings Plan
                     Title